Filed by C&J Energy Services, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: C&J Energy Services, Inc.
Commission File No: 001-35255

Combination of C&J Energy Services with Nabors Completion and Production Businesses June 25, 2014 © C&J Energy Services, Inc. 2014

Disclaimer
© C&J Energy Services, Inc. 2014
Important Information for Investors and Stockholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Nabors Red Lion (“Red Lion”), a subsidiary of Nabors Industries Ltd. (“Nabors”) will file with the Securities and
Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a prospectus of Red Lion and a proxy statement of C&J Energy
Services, Inc. (“C&J”).  Nabors, Red Lion and C&J also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of C&J. INVESTORS AND
SECURITY HOLDERS OF C&J ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND
OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Nabors, Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Nabors and Red Lion will be available free of charge on Nabors’s internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’s Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on
C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations
Department at 713-260-9986.
Participants in the Solicitation
C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the proposed transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Disclaimer
© C&J Energy Services, Inc. 2014
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities
and Exchange Act of 1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,”
“intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of C&J as a subsidiary of Red Lion and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.
These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.  These risks and uncertainties include, but are not limited to:  the failure of the stockholders of C&J to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger;
uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of
C&J’s business and operations with Red Lion’s business and operations; the inability to obtain or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of C&J following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.
Nabors and C&J caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in
Nabors’s and C&J’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov.  All subsequent written and oral forward-looking statements concerning
Nabors, C&J, the proposed transaction or other matters attributable to Nabors and C&J or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Each forward looking statement speaks only as of the date of the particular statement, and neither Nabors nor
C&J undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

A Powerful Combination of
Complementary Businesses
© C&J Energy Services, Inc. 2014
•
The combination of C&J Energy and Nabors Completion & Production Businesses
creates the 5 largest completion and production services provider positioned to capitalize on opportunities through its greater scale, enhanced offerings and significant operating efficiencies
–
Nearly 1.2 MM HHP of pressure pumping capacity across the US
–
683 workover rigs in the US and Canada
–
~1,500 fluid management trucks
–
~$3.2 billion combined LTM revenue
–
Over 10,000 employees
Completion &
Production Services
Pro Forma

th

• Equipment
Manufacturing
• Specialty Chemicals
• Downhole Tools &
Directional Drilling
• Data Control Systems
• Research & Technology
The Combined Company
© C&J Energy Services, Inc. 2014
• Fluids Management
• Workover &
Well Servicing
• Special Services
• Hydraulic Fracturing
• Coiled Tubing
• Wireline &
Related Services
• Cementing

Production Services
Vertically Integrated
& Other Services
Completion Services

Compelling Financial Benefits for Shareholders
of Both Companies
© C&J Energy Services, Inc. 2014

•
Transaction expected to be accretive to C&J Energy's cash earnings for the first full year of combined operations
•
Annual run-rate synergies of more than $100 million are expected to be fully realized by 2017
•
Combined company retains strong balance sheet and preserves
leverage capacity for further expansion
•
Transaction enhances financial flexibility as it becomes a more global enterprise

Acceleration of Long-Term Growth Strategy
© C&J Energy Services, Inc. 2014

•
Ability to capitalize on attractive market dynamics and improved activity levels in completions
•
Diversifies product and service offerings to serve customers better
•
Combination strengthens presence in all major domestic basins
•
Improved scale further harnesses vertical integration and technological advancement
•
Enhanced ability to capitalize on international growth opportunities
•
Opportunity to leverage complementary strengths of each company

A Combination of Two Premium
Oilfield Service Providers
© C&J Energy Services, Inc. 2014
• Premium, best-in-class completion
services provider
• Superior track record and execution
across most of the major plays
including the Eagle Ford and
Permian basins
• Vertically integrated with in-house
manufacturing capabilities
• Rapidly expanding capacity and
geographic reach in response to
robust customer demand
Completion &
Production Services
• Diversified provider of completion
and production services
• Broad footprint and significant
presence in all basins across the US
and Canada
• Over 800,000 HHP pressure
pumping capacity
• Second largest work over rig fleet in
the US and Canada
• Largest fluids management truck
fleet in the US

Transaction Overview
© C&J Energy Services, Inc. 2014

Transaction
Overview
•
C&J to combine with Nabors Completion and Production Businesses (Nabors
C&P)  in the US and Canada in stock for stock transaction
•
C&J stockholders to receive one share of Nabors C&P common stock for each share of C&J Energy common stock
•
Total consideration of $2.86 billion, including the value of shares held by
Nabors and ~$940 million cash payment
•
Combined Company, renamed C&J Energy Services Ltd., will be incorporated under the laws of Bermuda and is expected to be listed on the NYSE
Pro Forma
Ownership
•
Nabors: ~53%
•
C&J Energy stockholders: ~47%
Board of Directors
and Management
•
C&J Energy executive team to lead the Company
•
Josh Comstock to continue as Chairman of the Board and CEO
•
Three Directors designated by C&J, with remaining three Directors designated by  Nabors
•
Three classes of directors with each class having a three year term
Closing Conditions
and Timing
•
C&J Energy shareholder vote
•
Customary closing conditions including regulatory approvals
•
Closing expected by year-end

Transaction Structure ~53% Ownership C&J Shareholders Nabors ~47% Ownership Lenders Merger © C&J Energy Services, Inc. 2014 10 ~$940 Million Cash 3 Party Debt ~$1.3 Billion C&J + Nabors C&P rd

Financial Profile Comparison
© C&J Energy Services, Inc. 2014
Revenue $1,111 $2,073
EBITDA $175 $322
% EBITDA Margin 15.7% 15.5%
Capex $178 $324
Completion &
Production Services
LTM as of 3/31/14
($mm)

Pro Forma C&J Energy Outlook
© C&J Energy Services, Inc. 2014
•
2015E Revenue – $4.0 - $4.4 billion
•
2015E EBITDA margin – upper teens
•
Long term EBITDA margin of 20%+ with full run rate synergies
•
Anticipating reduction in capex during initial phases of
integration

Capital Structure and Liquidity
© C&J Energy Services, Inc. 2014
•
Estimated Total Debt at Closing ~$1.3 billion
•
Estimated Leverage at Closing ~2.2x
•
Generation of free cash flow will allow C&J Energy to de-lever its balance sheet following the transaction
–
Cost synergies
–
Utilization improvement
–
Capex reductions
•
Significant Liquidity including Revolver Availability of $600 Million

Experienced and Proven Leadership
© C&J Energy Services, Inc. 2014
Larry Heidt,
President,
Nabors Completion and
Production Services
Ronnie Witherspoon,
Executive Vice President,
Nabors Completion Services
Steve Johnson,
Executive Vice President,
Nabors Production Services
Josh Comstock,
Chairman and
Chief Executive Officer,
C&J Energy Services
Randy McMullen,
President and Chief Financial
Officer, C&J Energy Services
Don Gawick,
Chief Operating Officer,
C&J Energy Services

Completion Services Overview
© C&J Energy Services, Inc. 2014
HHP (‘000) 340+ 800+ 1,150+
Wireline Trucks
(1)
77 30+ 100+
Coiled Tubing Units
(1)
23 15 38
Cementing Units
(1)
--
70+ 70+
Completion Services
•
Extends pressure pumping capabilities to prolific basins where C&J Energy is not currently present (Bakken, Marcellus)

Combined
Note: Data as of 6/24/2014.
(1)
Does not include international assets, assets to be sold, or assets under refurbishment.

Production Services Overview
© C&J Energy Services, Inc. 2014
•
Attractive and growing industry estimated to be $6.0 billion in 2014
•
Positive long-term outlook supported by growing population of maturing conventional wells and increasing number of unconventional wells
•
Increasing production services intensity
•
Continued shift by E&P companies from land acquisition to full-scale well development
Note: Data as of 6/24/2014.
(1) Spears & Associates April 2014 Oilfield Market Report.

U.S. Canada Total
Workover Rigs 518 165 683
Fluid Trucks 1,483 – 1,483
Frac Tanks 5,266 – 5,266
Salt Water Disposal Facilities 29 – 29
(1)
Production Services

Fort St. John
Clairmont (Grande Prairie)
Slave Lake
Leduc
Lloydminster
Drayton Valley
Sylvan Lake
Calgary
Brooks

Combination Broadens Reach to Most of the Major US Basins and Canada © C&J Energy Services, Inc. 2014 17 Nabors C&P Facilities Nabors C&P SWDs C&J Locations

One of the Largest Independent Service
Providers in North America
© C&J Energy Services, Inc. 2014
2013 EBITDA ($MM)
190%+ Increase

Source: Company filings.
$1,076
$556
$491
$255
$221
$189
$173
$167
$61
SPN Pro Forma
C&J
RES KEG BAS C&J CFW TCW ESN

A Powerful Combination
© C&J Energy Services, Inc. 2014

•
Bringing together complementary portfolios to create an
industry leader
•
Meaningful financial benefits that will drive shareholder
value and future growth
•
Strongly positioned to capitalize on industry trends and
future acquisition opportunities